    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1998



                                                      REGISTRATION NO. 333-44271

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       PHILADELPHIA SUBURBAN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   PENNSYLVANIA                                        23-1702594
          (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER IDENTIFICATION NO.)
          INCORPORATION OR ORGANIZATION)

                              762 LANCASTER AVENUE
                              BRYN MAWR, PA 19010
                                 (610) 527-8000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  ROY H. STAHL
                       PHILADELPHIA SUBURBAN CORPORATION
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              762 LANCASTER AVENUE
                              BRYN MAWR, PA 19010
                                 (610) 527-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:



                N. JEFFREY KLAUDER                                   DAVID P. FALCK
            MORGAN, LEWIS & BOCKIUS LLP                    WINTHROP, STIMSON, PUTNAM & ROBERTS
               2000 ONE LOGAN SQUARE                             ONE BATTERY PARK PLAZA
            PHILADELPHIA, PA 19103-6993                             NEW YORK NY 10005
                  (215) 963-5000                                     (212) 858-1000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1998


PROSPECTUS

                                1,100,000 SHARES

                       PHILADELPHIA SUBURBAN CORPORATION

                                  COMMON STOCK
                            ------------------------

     The outstanding shares of the Common Stock of Philadelphia Suburban Corporation (the "Company") are, and the shares offered hereby will be, listed on the New York and Philadelphia Stock Exchanges under the symbol "PSC". The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape on January 28, 1998 was $24.3125 per share.


                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $184,000.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to the Company will be $          , $          , and $
    respectively. Additionally, the per share Underwriting Discount will be increased and the per share Proceeds to the Company will be decreased by the amount of any dividend declared by the Company and payable on the shares of Common Stock initially sold to the Underwriters, but not payable on the shares subject to such option. See "Underwriting."


                            ------------------------


     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be made available for delivery on or about
February   , 1998, at the office of A.G. Edwards & Sons, Inc., 1 North
Jefferson, St. Louis, MO 63103.



A.G. EDWARDS & SONS, INC.                            EDWARD D. JONES & CO., L.P.



                               February   , 1998

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, such material may be obtained at the web site the Commission maintains at "http://www.sec.gov", which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York and the Philadelphia Stock Exchanges, and reports, proxy material and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, PA 19103.


     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.


     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and the Company's Current Reports on Form 8-K dated August 5, 1997, December 2, 1997 and January 29, 1998 (which report includes the Company's 1997 audited financial statements) filed by the Company with the Commission are incorporated herein by reference. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.


     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Patricia M. Mycek, Secretary, Philadelphia Suburban Corporation, 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, (610) 527-8000.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Except as otherwise indicated herein, all information in this Prospectus, including share and per share data, (i) reflects the 4-for-3 stock split in the form of a stock distribution effective January 12, 1998 and (ii) assumes the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY


     Philadelphia Suburban Corporation ("PSC" or the "Company") is a holding company whose principal subsidiary, Philadelphia Suburban Water Company ("PSW"), is a regulated public utility engaged in the collection, storage, treatment, distribution and sale of water to approximately 302,000 residential, industrial, commercial, public and other customers (including 6,000 customers of a municipal authority operated by PSW) in 94 municipalities in Southeastern Pennsylvania. PSW's 480 square mile service territory is located within four counties north and west of the City of Philadelphia. The population of PSW's service territory is approximately 900,000. The population of the four counties is approximately 2,200,000. The service area is nearly all contiguous, primarily residential and is completely metered except for fire hydrant service. As of December 31, 1996, PSW was the fourth largest investor-owned water utility in the United States based on the number of customers. PSW accounts for over 98% of PSC's consolidated revenues and net income. Non-utility subsidiaries account for the remaining 2% of consolidated revenues and net income and include the operation of a data center and contract operation of water systems.



     From December 1992 through December 1997, PSW acquired 21 local water systems and 2 small wastewater utilities that have added approximately 39,500 customers and 135 square miles to PSW's service territory. The annual compound growth rate in customers over the past five years has been 3.3% including both acquisitions and normal growth of PSW's water system. On January 23, 1998, PSW acquired the water utility assets of the West Chester Area Municipal Authority, which serves 7,750 customers in a 16 square mile service territory adjacent to PSW's service territory. PSW has also entered into a letter of intent to acquire the Flying Hills Water Company, which serves 1,150 customers in a 1 square mile service territory in Berks County, Pennsylvania. This will be PSW's first acquisition of a water system in Berks County. Closing of the Flying Hills acquisition is expected to occur in the first quarter of 1998. The Company is actively exploring other opportunities to expand its water utility operations through acquisitions or otherwise. See "Recent Developments." While acquisitions in recent years have been adjacent or close to PSW's existing service territory, the Company may, in the future, acquire systems in other geographic locations.


                                  THE OFFERING

Common Stock offered(1).........   1,100,000 shares


Common Stock to be outstanding
after the offering..............   27,317,281 shares(2)



Common Stock price range
(January 1, 1997 through January
  28, 1998).....................   $25.75-$11.44


Common Stock dividend...........   The indicated annual dividend rate is $.65
                                   per share, paid quarterly(3)

New York Stock Exchange
symbol..........................   PSC


Use of proceeds.................   $19,000,000 of the net proceeds will be used
                                   to fund an investment in PSW and will be used by PSW to reduce debt. The balance of the net proceeds will be used to reduce short-term debt of the Company. See "Use of Proceeds."

---------------
(1) Includes associated Preferred Stock Purchase Rights. See "Description of Capital Stock -- Shareholders Rights Plan."


(2) As of January 26, 1998. Does not include any shares of Common Stock that may have been issued after that date pursuant to the Company's employee benefit plans.



(3) On December 2, 1997, the Company's Board of Directors declared a regular quarterly dividend of $.1625 per share, payable March 1, 1998 to holders of record on February 13, 1998. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive this dividend.

                             SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                               YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------------
                                                               1997         1996         1995         1994         1993
                                                             --------     --------     --------     --------     --------
INCOME STATEMENT DATA:
Earned revenues............................................  $136,171     $122,503     $117,044     $108,636     $101,244
Operating income...........................................    56,799       49,290       46,109       40,845       37,430
Net income available to common stock
  Continuing operations(1).................................    22,993       19,757       18,030       15,638       13,835
  Discontinued operations..................................        --          965          370           --           --
                                                             --------     --------     --------     --------     --------
        Total..............................................  $ 22,993     $ 20,722     $ 18,400     $ 15,638     $ 13,835
                                                             ========     ========     ========     ========     ========
PER COMMON SHARE DATA:
Basic net income per common share -- continuing
  operations(2)............................................  $   0.89     $   0.79     $   0.75     $   0.68     $   0.64
Cash dividends paid per common share.......................     0.622        0.593        0.570        0.550        0.535
Average common shares outstanding..........................    25,908       24,966       23,803       23,004       21,557
OPERATING DATA:
Total water sold (millions of gallons).....................    31,482       27,695       28,022       27,106       26,910
Number of metered water customers..........................   287,516      284,141      264,865      249,533      247,195



                                                                                     DECEMBER 31,
                                                             ------------------------------------------------------------
                                                               1997         1996         1995         1994         1993
                                                             --------     --------     --------     --------     --------
BALANCE SHEET DATA:
Capitalization
  Long-term debt(3)........................................  $234,919     $229,962     $188,985     $153,082     $150,176
  Preferred stock of PSW with mandatory redemption(3)......     4,214        5,643        7,143       10,000       10,000
  Preferred stock of Company...............................     3,220        3,220           --           --           --
  Common stockholders' equity..............................   191,525      176,795      156,976      143,795      135,934
                                                             --------     --------     --------     --------     --------
Total capitalization(3)....................................  $433,878     $415,620     $353,104     $306,877     $296,110
                                                             ========     ========     ========     ========     ========
Total assets...............................................  $618,472     $582,944     $518,051     $460,062     $440,935
Property, plant & equipment, net...........................   534,483      502,938      436,905      385,709      366,230



                                                                                         DECEMBER 31, 1997
                                                                           ---------------------------------------------
                                                                                  ACTUAL               AS ADJUSTED(4)
                                                                           --------------------     --------------------
                                                                            AMOUNT      PERCENT      AMOUNT      PERCENT
                                                                           --------     -------     --------     -------
CAPITALIZATION:
Long-term debt(3)
  First mortgage bonds of PSW............................................  $206,200                 $226,200
  Revolving credit debt of PSW...........................................    27,128                   14,742
  Other..................................................................     1,591                    1,591
                                                                           --------                 --------
        Total............................................................   234,919       54.2%      242,533       52.4%
Preferred stock of PSW with mandatory redemption(3)......................     4,214        1.0%           --        0.0%
Preferred stock of Company...............................................     3,220        0.7%        3,220        0.7%
Common stockholders' equity
  Paid-in capital........................................................   135,389       31.2%      160,628       34.8%
  Retained earnings......................................................    56,136       12.9%       56,136       12.1%
                                                                           --------      -----      --------      -----
        Total............................................................   191,525       44.1%      216,764       46.9%
                                                                           --------      -----      --------      -----
Total capitalization(3)..................................................  $433,878      100.0%     $462,517      100.0%
                                                                           ========      =====      ========      =====
Total assets.............................................................  $618,472                 $640,872
                                                                           ========                 ========
Short-term debt(5).......................................................  $ 10,400                 $  4,161
                                                                           ========                 ========


---------------

(1) After provision for dividends on preferred stock.



(2) Net income per common share from continuing operations, calculated on a diluted basis, which takes into account the impact of outstanding employee stock options, was $0.88, $0.78, $0.75, $0.68 and $0.64 for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.



(3) Includes current portion of long-term debt and preferred stock of PSW. See "Use of Proceeds."



(4) Adjusted to reflect (i) the sale of the Common Stock offered hereby for estimated net proceeds of approximately $25,239, (ii) the acquisition of the water utility assets of the West Chester Area Municipal Authority in January 1998 for $22,400 (financed with revolving credit borrowings by PSW), (iii) the private placements in January 1998 of $20,000 of First Mortgage Bonds of PSW, (iv) the application of approximately $39,000 of the proceeds of such financings to reduce the outstanding revolving credit debt of PSW and (v) the application of the remaining proceeds to reduce short-term debt of the Company. See "Use of Proceeds."



(5) Loans payable to banks under short-term lines of credit.

                              MAP OF SERVICE AREA

                           THE WATER UTILITY INDUSTRY


     Of the major utility industries in the U.S. (telephone, natural gas, electric and water), the water industry is the most fragmented with over 55,000 water systems. The systems range in size from large municipally-owned systems like the City of Philadelphia water system with over 486,000 customers, to small systems where a few customers share a common well. In Pennsylvania alone, the Company believes there are over 2,400 public water systems.


     Companies in the water industry, both municipally-owned and investor-owned, are expected by customers and regulators to provide reliable water service at affordable prices while meeting stringent federal and state water quality standards. Continued capital investment is necessary to (1) repair and replace aging water distribution infrastructure, (2) expand existing systems in response to community growth and development, and (3) invest in new technology to meet water quality standards. In its First Report to Congress in January 1997, the United States Environmental Protection Agency estimated that the nation's water systems must invest a minimum of $138.4 billion over the next 20 years to meet the requirements of The Safe Drinking Water Act of 1974, as amended.

                                  THE COMPANY


     Philadelphia Suburban Corporation ("PSC" or the "Company") is a holding company whose principal subsidiary, Philadelphia Suburban Water Company ("PSW"), is a regulated public utility engaged in the collection, storage, treatment, distribution and sale of water to approximately 302,000 residential, industrial, commercial, public and other customers (including 6,000 customers of a municipal authority operated by PSW) in 94 municipalities in Southeastern Pennsylvania. PSW's 480 square mile service territory is located within four counties north and west of the City of Philadelphia. The population of PSW's service territory is approximately 900,000. The population of the four counties is approximately 2,200,000. The service area is nearly all contiguous, primarily residential and is completely metered except for fire hydrant service. As of December 31, 1996, PSW was the fourth largest investor-owned water utility in the United States based on the number of customers. PSW accounts for over 98% of PSC's consolidated revenues and net income. Non-utility subsidiaries account for the remaining 2% of consolidated revenues and net income and include the operation of a data center and contract operation of water systems.


     The Company was incorporated in Pennsylvania in 1968 and its executive offices are located at 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, and its telephone number is (610) 527-8000.


     The Company's largest shareholder is Compagnie Generale des Eaux, a company headquartered in Paris with worldwide interests in various businesses, including the water industry. Compagnie Generale des Eaux and its affiliates owned approximately 14 percent of the Company's outstanding common stock on December 31, 1997.



     From December 1992 through December 1997, PSW acquired 21 local water systems and 2 small wastewater utilities that have added approximately 39,500 customers and 135 square miles to PSW's service territory. The annual compound growth rate in customers over the past five years has been 3.3% including both acquisitions and normal growth of PSW's water system. On January 23, 1998, PSW acquired the water utility assets of the West Chester Area Municipal Authority, which serves 7,750 customers in a 16 square mile service territory adjacent to PSW's service territory. PSW has also entered into a letter of intent to acquire the Flying Hills Water Company, which serves 1,150 customers in a 1 square mile service territory in Berks County, Pennsylvania. This will be PSW's first acquisition of a water system in Berks County. Closing of the Flying Hills acquisition is expected to occur in the first quarter of 1998. The Company is actively exploring other opportunities to expand its water utility operations through acquisitions or otherwise. See "Recent Developments." While acquisitions in recent years have been adjacent or close to PSW's existing service territory, the Company may, in the future, acquire systems in other geographic locations.

  Acquisition Strategy

     The Company believes that there are many potential water system acquisition candidates because of the fragmented nature of the water utility industry and that consolidation will be facilitated by (1) the benefits of economies of scale, (2) effective management, and (3) the capital intensive nature of the business. The Company believes acquisitions will continue to be an important source of growth for the Company. The Company intends to continue to pursue acquisitions of municipally-owned and investor-owned water systems of all sizes that provide services in areas adjacent to the Company's existing service territory or in new service areas. The Company engages in continuing activities with respect to potential acquisitions, including performing analyses and investigations of acquisition candidates, making preliminary acquisition proposals and negotiating the terms of potential acquisitions. Except as described below under "Recent Developments -- Acquisitions", the Company is not currently a party to any definitive agreement or binding letter of intent with respect to a material acquisition. No assurance can be given that the Company will be able to identify and acquire such businesses on acceptable terms or that such acquisitions will be accretive to earnings.

                              RECENT DEVELOPMENTS

  Acquisitions


     On January 23, 1998, PSW purchased the franchise rights and the water utility assets of West Chester Area Municipal Authority ("West Chester") for $22,400,000 in cash, subject to minor adjustment related to the final value of current assets transferred and recent capital expenditures. PSW has also entered into a letter of intent to acquire the Flying Hills Water Company ("Flying Hills") for approximately 45,000 shares of PSC Common Stock. The acquisition of Flying Hills, which is subject to final negotiations and the approval of the Pennsylvania Public Utility Commission ("PUC"), is expected to be completed in the first quarter of 1998. The West Chester system is contiguous to PSW's existing service territory. The Flying Hills system is in Berks County near Reading, Pennsylvania and is 16 miles from the nearest edge of PSW's system. These systems cover 17 square miles and have approximately 8,900 customers. The annual revenues of these systems approximate $4,700,000. PSW has also recently entered into a 25-year water sales agreement with the Warwick Township Water and Sewer Authority providing for purchases of water by the Authority, subject to regulatory approvals, of a minimum of $325,000 per year.


  Employee Relations

     In December 1997, PSW and the International Brotherhood of Firemen and Oilers, Local 473, which represents a majority of PSW's hourly employees, reached agreement on a new four year labor agreement. The new contract calls for wage increases of 3.75%, 3.5%, 3.5% and 3.75% per year effective on December 1, 1997, 1998, 1999 and 2000, respectively.

  Rates and Regulation


     PSW is subject to regulation by the PUC, which has jurisdiction with respect to rates, service, accounting procedures, issuance of securities, acquisitions and other matters. In 1996, the PUC approved a mechanism, the Distribution System Improvement Charge ("DSIC"), which allows Pennsylvania water utilities to add a surcharge to their water bills to offset the additional depreciation and capital costs associated with certain non-revenue producing, non-expense reducing capital expenditures related to replacing and rehabilitating distribution systems. The DSIC may be adjusted quarterly based on the previous quarter's qualified capital expenditures, but may never exceed 5% of the base rates in effect. PSW began charging a DSIC of 0.5% in the first quarter of 1997. Based on subsequent qualified capital expenditures, the DSIC was increased to 1.0% in the second quarter, 1.4% in the third quarter and 1.82% for the portion of the fourth quarter prior to the effective date of the new base rate increase (discussed below). The DSIC is reset to zero when new base rates that reflect the costs of the related expenditures become effective. Total revenues associated with the DSIC in 1997 were $1,104,000.

     In October 1997, the PUC approved a settlement of PSW's most recent rate request, filed in April 1997. The settlement was between PSW, the Pennsylvania Office of the Consumer Advocate, the PUC staff and the Pennsylvania Small Business Advocate. The settlement provided for a 7.3% increase over the rates that were in effect at the time of the filing. Since rates in effect at the time of the filing included a DSIC of 1% or $1,300,000 on an annual basis, the settlement resulted in a total base rate increase of 8.3% or $10,600,000 on an annual basis. The new base rates were effective on October 24, 1997. As part of the settlement, PSW has agreed not to file its next base rate increase request prior to April 1999, absent extraordinary circumstances. As a result of the rate settlement, the DSIC was reset to zero.


  Pending Deregulation of Electric Industry


     During 1997, the total costs for electric power purchased by the Company amounted to $8,575,000. In December 1996, the Governor of Pennsylvania signed into law the Electricity Generation Customer Choice and Competition Act ("Electric Act"), which provides for the restructuring of the electric utility industry in Pennsylvania. The Electric Act requires the unbundling of electric services into separate generation, transmission and distribution services with open competition for generation. Beginning in November 1997, approximately 18% of PSW's electricity requirements were selected to be included in the State's pilot implementation program. Prior to the pilot program, PSW had purchased all of its electricity from PECO Energy Company ("PECO"). For electric accounts in the pilot program, the electricity will be purchased from HorizonOne Electric, a PECO affiliate. The total electric costs for the twelve-month period prior to the pilot program for the accounts selected were approximately $1,020,000. The Company estimates that the electric rates during participation in the pilot program will be approximately 10% to 12% lower than the former rates. Since electric usage is dependent on water demand, the exact savings related to the pilot program cannot be determined at this time. A recent ruling by the PUC provides that after completion of the pilot program on December 31, 1998, 66% of PECO's electric accounts, including the accounts in the pilot program and others to be selected in a lottery, will be permitted to choose the electricity generator of their choice. The Electric Act will be completely phased in on January 1, 2001, at which point all electric accounts will be allowed to select their electric supplier. The PUC ruling is subject to appeal by PECO and others.



  Financial Results (1997 Compared to 1996)



     Revenues increased by $13,668,000 or 11.1% primarily as a result of an increase in the average annual consumption per customer in 1997 of 6.7%, increased water revenues from the 1997 and 1996 acquisitions, DSIC revenues of $1,104,000 and the rate case settlement which was effective on October 24, 1997. The average annual consumption per customer increased due to the relatively hot, dry summer weather experienced in 1997, particularly in comparison to 1996 when average consumption per customer declined due to rainfalls that were well above average and temperatures that were cooler than normal during the spring and summer months. Acquisitions completed in 1997 and 1996 provided additional water revenues of approximately $5,611,000 in 1997.



     Expenses increased by $6,159,000 or 8.4%, of which $4,284,000 was due to increased operating expenses. Operating expenses increased primarily due to the water systems acquired in the past two years ($1,883,000) and the increased volume of water sales ($740,000). Operating expenses were also impacted by increased wage and administrative expenses, partially offset by lower maintenance expenses. Depreciation increased by $1,243,000 due to the significant capital expenditures made to expand and improve water utility facilities, and as a result of acquisitions of water systems. Taxes other than income taxes increased $628,000 due to increases in the bases on which the Pennsylvania Public Utility Realty Tax (PURTA), local real estate taxes and the Capital Stock Tax are calculated and to an increase in the PURTA tax rate. The increase in the taxable base for the PURTA and local real estate taxes is due to PSW's capital expenditures and acquisitions completed in the last two years. The increase in the Capital Stock Tax is due to the increases in the Company's common equity over the past year.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 1,100,000 shares of Common Stock offered hereby, after deducting the underwriting discount and offering expenses, are estimated to be $25,238,900 ($28,705,700 if the Underwriters' overallotment option is exercised in full). The Company expects to invest $19,000,000 of the net proceeds of the offering in PSW as a contribution to the capital of PSW. The Company expects that PSW will use these proceeds to reduce outstanding indebtedness under its revolving credit agreement incurred for capital expenditures, for acquisitions of water systems (including West Chester) and for the retirement of approximately $4,214,500 of PSW's 8.66% Series 1 Cumulative Preferred Stock with Mandatory Redemption. The principal amount outstanding under the revolving credit agreement on January 26, 1998 was $50,000,000. Interest on outstanding balances under the revolving credit agreement is based, at PSW's option, on the prime rate, an adjusted federal funds rate, an adjusted certificate of deposit rate corresponding to the interest period selected, an adjusted Euro-Rate corresponding to the interest period selected or at rates offered by the banks. As of January 26, 1998, the interest rate on the principal amount outstanding under the revolving credit agreement was 6.37%. The balance of the net proceeds will be used to reduce short-term debt of the Company.


                        CAPITAL REQUIREMENTS AND FUNDING


     PSW's planned 1998 capital program is projected to be $55,000,000, of which $33,400,000 is for DSIC qualified projects. The 1998 capital program is expected to be financed, along with $2,448,000 of sinking fund obligations and $4,214,500 of preferred stock redemptions, through internally-generated funds, bank borrowings, equity investments from the Company and issuance of new long-term debt. PSW has increased its capital spending for infrastructure rehabilitation in response to the DSIC. Should the DSIC be discontinued for any reason, which is not anticipated, PSW would likely reduce its capital program significantly.



     Future utility construction in the period 1999 through 2002 is estimated to require aggregate expenditures of approximately $200,000,000. The majority of the utility construction during this period is expected to be for DSIC qualified projects. The Company anticipates that approximately 50% of these expenditures will require external financing including the additional issuance of Common Stock through the Company's dividend reinvestment plan and possible future public equity offerings. The Company expects to refinance $20,238,000 of debt maturities during this period as they become due with new long-term debt. The estimates discussed above do not include any amounts for possible future acquisitions of water systems or the financing necessary to support them.


     PSW's ability to finance its future construction programs, as well as its acquisition activities, depends on its ability to attract the necessary external financing and maintain or increase internally-generated funds. Rate orders permitting compensatory rates of return on invested capital and timely rate adjustments will be required to allow PSW to achieve an adequate level of earnings to enable it to secure the capital it will need and to maintain satisfactory debt coverage ratios.

                           FORWARD-LOOKING STATEMENTS


     Certain matters discussed under "The Company," "Use of Proceeds" and "Capital Requirements and Funding" in this Prospectus may include forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on assumptions made by management regarding future circumstances over which the Company may have little or no control. Actual results may differ materially from these forward-looking statements for a number of reasons, including (i) the effects of regulation, (ii) changes in capital requirements and funding, and (iii) acquisitions.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


     The following table shows the high and low sale prices per share of Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape for the periods indicated and also shows the cash dividends paid per share during such periods.



                                                                                    QUARTERLY CASH
                                                               HIGH       LOW       DIVIDENDS PAID
                                                              ------     ------     --------------
1996
  First Quarter.............................................  $11.57     $10.26        $ 0.1448
  Second Quarter............................................   12.57      11.25          0.1448
  Third Quarter.............................................   12.94      11.63          0.1519
  Fourth Quarter............................................   14.91      12.38          0.1519
                                                                                        -------
                                                                                       $ 0.5934
                                                                                        =======
1997
  First Quarter.............................................  $15.47     $11.72        $ 0.1519
  Second Quarter............................................   15.10      11.44          0.1519
  Third Quarter.............................................   18.00      14.07          0.1594
  Fourth Quarter............................................   22.18      15.10          0.1594
                                                                                        -------
                                                                                       $ 0.6226
                                                                                        =======
1998
  First Quarter (through January 28, 1998)..................  $25.75     $20.72        $ 0.1625*


---------------

* On December 2, 1997, the Company's Board of Directors declared a regular quarterly dividend of $.1625 per share, payable March 1, 1998 to holders of record on February 13, 1998. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive this dividend.


The Company or its predecessor companies have paid dividends each year since 1944. The Company presently intends to pay quarterly cash dividends in the future, subject to its earnings and financial condition, regulatory requirements and such other factors as the Board of Directors of the Company may deem relevant. See "Description of Capital Stock -- Dividend Rights" for a description of limitations on the payment of cash dividends.

     See the cover page of this Prospectus for the last sale price of the Company's Common Stock on a recent date. As of December 31, 1997 there were approximately 13,894 holders of record of the Common Stock.

     The Company offers the holders of record of its Common Stock the opportunity to reinvest part or all of the dividend payments on their shares of Common Stock through purchases of original issue Common Stock without payment of any brokerage commission or service charge through its Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). The purchase price for original issue shares of Common Stock purchased through the reinvestment of dividends is 95% of the average of the high and low prices of the Common Stock as reported in the NYSE-Composite Transactions for each of the five trading days immediately preceding the dividend payment date. The Plan also permits shareholders and investors to invest up to $30,000 annually in the Company's Common Stock in the open market through the Company's transfer agent. At December 1, 1997, holders of 23% of the shares of Common Stock outstanding participated in the dividend reinvestment portion of the Plan.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has the authority to issue an aggregate of 41,770,819 shares. This includes 40,000,000 shares of Common Stock, par value $.50 per share, and 1,770,819 shares of Series Preferred Stock, par value $1.00 per share, including the Series A Junior Participating Preferred Stock referred to under "Shareholders

Rights Plan." The Board of Directors has authority to divide the Series Preferred Stock into one or more series and has broad authority to fix and determine relative rights and preferences of the shares of each series. During 1996, the Board of Directors designated 32,200 shares as 6.05% Series B Preferred Stock and in November 1996, the Company issued all of these shares in connection with an acquisition.


     As of December 31, 1997, 26,210,654 shares of Common Stock were issued and outstanding, and 32,200 shares of 6.05% Series B Preferred Stock were outstanding. In addition, options to purchase 968,137 shares of Common Stock under the Company's stock option plans were outstanding as of that date.


     DIVIDEND RIGHTS. Holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. Since the Company is a holding company, the funds required by the Company to enable it to pay dividends on its Common Stock are derived predominantly from the dividends paid to the Company by PSW. The Company's ability to pay dividends, therefore, is dependent upon the earnings, financial condition and ability to pay dividends of PSW. PSW is subject to regulation by the PUC, and the amounts of its earnings and dividends are affected by the manner in which it is regulated by the PUC. In addition, PSW is subject to restrictions on the payment of dividends contained in its various debt agreements. Under the most restrictive debt agreement, the amount available for payment of dividends by PSW as of December 31, 1997 was approximately $120 million.

     LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Under terms of the Series B Preferred Stock, the holders thereof are entitled in the event of a liquidation, dissolution or winding up of the Company, to receive out of the Company's assets legally available for distribution to its shareholders, an amount per share of $100.00 plus an amount equal to any accrued but unpaid cumulative dividends and any interest accrued thereon.

     VOTING RIGHTS. Holders of Common Stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.


     SHAREHOLDERS RIGHTS PLAN. Holders of the Common Stock own, and the holders of the shares of Common Stock issued in this offering will receive, one right (a "Right") to purchase Series A Junior Participating Preferred Stock ("Series A Preferred Stock") for each outstanding share of Common Stock. The rights are issued pursuant to a Shareholders Rights Plan (the "Current Plan"). Upon the occurrence of certain events, each Right would entitle the holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price of $70 per one-hundredth of a share, subject to adjustment. The Rights are exercisable in certain circumstances if a person or group acquires 25% or more of the Company's Common Stock or if the holder of 25% or more of the Company's Common Stock engages in certain transactions with the Company. In that case, each Right would be exercisable by each holder, other than the acquiring person, to purchase shares of Common Stock of the Company at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 25% or more of the Company's Common Stock, any person or group merges with the Company or engages in certain other transactions with the Company, each Right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. The Rights are subject to redemption by the Company in certain circumstances. The Rights have no voting or dividend rights and, until exercisable, cannot trade separately from the Common Stock and have no dilutive effect on the earnings of the Company. The Current Plan expires on March 1, 1998.


     At the meeting of the Board of Directors scheduled for February 3, 1998, management is expected to recommend that the Board of Directors adopt a new Shareholder Rights Plan (the "New Plan") to replace the Current Plan. The New Plan, which would expire on March 1, 2008, would be substantially the same as the Current Plan except that the beneficial ownership threshold that would trigger the exercisability of the rights issued to purchase Company Common Stock would be reduced from 25% of the outstanding Common Stock to approximately 20% of the outstanding Common Stock.

     STATE LAW ANTI-TAKEOVER PROVISIONS. The Company is subject to various provisions of the Pennsylvania Business Corporation Law of 1988, as amended, which are triggered, in general, if any person or group acquires, or discloses an intent to acquire 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. These provisions provide the other shareholders of the corporation with certain rights against such person or group; prohibit the corporation from engaging in any of a broad range of business combinations with such person or group; and restrict such person's or group's voting and other rights. In addition, an amendment of the corporation's articles or other corporate action, if approved by shareholders generally, may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.


     Certain provisions of the Company's Articles and Bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire the business of the Company. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for the Company on terms which some shareholders might favor. The Company's Articles require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of capital stock of the Company entitled to vote on the matter unless at least 75% of the members of the Board of Directors of the Company has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions which are subject to this provision are those transactions which require approval by the shareholders of the Company under applicable law or the Articles of the Company, including certain amendments of the Articles or Bylaws of the Company, certain sales or other dispositions of the assets of the Company, certain issuances of capital stock of the Company, or certain transactions involving the merger, consolidation, division, reorganization, dissolution, liquidation or winding up of the Company. The Company's Bylaws prohibit (i) shareholders from calling a special meeting of the Company's shareholders, (ii) a nominee from being elected a director of the Company unless the name of the nominee, and certain information relating to the nominee, is filed with the Secretary of the Company not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors, and (iii) shareholder proposals to be made at annual meetings of shareholders unless certain advance notice procedures are met, which generally require a notice to be delivered not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.


     NO PREEMPTIVE RIGHTS. Neither the Common Stock nor any other class of securities of the Company has any preemptive rights.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement, dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such
Underwriter:


                                    NAME                               NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        A.G. Edwards & Sons, Inc. ...................................
        Edward D. Jones & Co., L.P. .................................

                                                                           ---------
                  Total..............................................      1,100,000
                                                                           =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken; provided that under certain circumstances involving a default of Underwriters, less than all of such shares may be purchased.


     The Underwriters, for whom A.G. Edwards & Sons, Inc. and Edward D. Jones & Company, L.P. are acting as Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $.     per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $.     per share to certain other dealers. After the
shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company has agreed that, for a period of 90 days from the date of this Prospectus, it will not, without the prior written consent of the Underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except for the Plan and pursuant to the Company's employee benefit plans.


     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions determined in the manner described on the cover page hereof. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.


     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase

Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for their respective accounts by selling more Common Stock in connection with this offering than they are committed to purchase from the Company and in such case may purchase Common Stock in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc. on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Common Stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     A.G. Edwards & Sons, Inc. is a party to an agreement with the Company pursuant to which it acts as a placement agent for the Company's issuance of Medium-Term Notes. A.G. Edwards & Sons, Inc. also is acting as financial advisor to the Company in connection with the Company's adoption of the new Shareholder Rights Plan, as described under "Description of Capital Stock" above.

                                 LEGAL OPINIONS

     Certain legal matters with respect to this offering are being passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, and for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS


     The consolidated financial statements of Philadelphia Suburban Corporation and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY A SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
The Water Utility Industry............     7
The Company...........................     7
Recent Developments...................     8
Use of Proceeds.......................    10
Capital Requirements and Funding......    10
Forward-Looking Statements............    10
Price Range of Common Stock and
  Dividends...........................    11
Description of Capital Stock..........    11
Underwriting..........................    14
Legal Opinions........................    15
Experts...............................    15


======================================================
======================================================
                                1,100,000 SHARES

                                   [PSC LOGO]
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                           A.G. EDWARDS & SONS, INC.

                          EDWARD D. JONES & CO., L.P.

                               February   , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby:


            Securities and Exchange Commission Registration Fee.......  $  7,825
            Printing and Engraving....................................    50,000
            Accounting Services.......................................    25,000
            Legal Services............................................    70,000
            NYSE Listing Fees.........................................     4,380
            PHSE Listing Fees.........................................     1,250
            Transfer Agent Fees.......................................     5,000
            Miscellaneous.............................................    20,545
                                                                        --------
                      Total...........................................  $184,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

     Section 1713 of the BCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. The statute provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or responsibility under a criminal statute. Section 4.01 of the Company's Bylaws limits the liability of any director of the Company to the fullest extent permitted by Section 1713 of the BCL.

     Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of the Company's Bylaws provides indemnification of directors, officers and other agents of the Company to the extent not otherwise permitted by Section 1741 of the BCL and pursuant to the authority of Section 1746 of the BCL.

     Article VII of the Bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of the Company, or any other person designated by the Board of Directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been a director, officer, employee or agent of the Company or, at the request of the Company, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The Bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits, unlike Section 1742 of the BCL which authorized indemnification only of expenses incurred in defending a derivative action.
Article VII of the Bylaws also allows indemnification for punitive damages and liabilities incurred under the federal securities laws.

     Unlike the provisions of BCL Sections 1741 and 1742, Article VII does not require the Company to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 and 1742 of the BCL. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that would otherwise be required, and that right is enforceable against the Company as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the Bylaw provisions require the Company to indemnify such portion. If the indemnification provided for in
Article VII is unavailable for any reason in respect of any liability or portion thereof, the Bylaws require the Company to make a contribution toward the liability. Indemnification rights under the Bylaws do not depend upon the approval of any future Board of Directors.

     Section 7.04 of the Company's Bylaws also authorizes the Company to further effect or secure its indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit, or using any other means that may be available from time to time.

     The Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Company.

ITEM 16. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND INDEX TO SUCH EXHIBITS AND SCHEDULES

     The exhibits filed as part of this registration statement are as follows:


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement*
  4.1    Articles of Incorporation(1)
  4.2    By-laws of Registrant, as amended(2)
  4.3    Rights Agreement(3)
  5.1    Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities when issued.**
 23.1    Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).**
 23.2    Consent of KPMG Peat Marwick LLP.*
 24.1    Powers of Attorney (included on the signature page).**


---------------
  * Filed herewith


 ** Previously filed



(1) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (Exhibit No. 3.1) and the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Exhibits
    3.3 and 3.4)


(2) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the Year Ended December 31, 1992 (Exhibit No. 3.2) and the Registrant's Current Report on Form 8-K dated August 5, 1997.

(3) Incorporated by reference from the Registrant's Current Report on Form 8-K dated February 26, 1988 (Exhibit No. 1) and Current Report on Form 8-K dated May 19, 1988 (Exhibit No. 1).

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bryn Mawr, Commonwealth of Pennsylvania, on this 29(th) day of January, 1998.


                                          PHILADELPHIA SUBURBAN CORPORATION


                                          By:                  *

                                            ------------------------------------
                                                   Nicholas DeBenedictis
                                                   Chairman and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons and by Michael P. Graham as attorney-in-fact for the specified persons in the capacities and on the dates indicated.



             SIGNATURE                                 TITLE                         DATE
-----------------------------------     ------------------------------------   -----------------
                 *                      Chairman and President                  January 29, 1998
-----------------------------------       (Principal Executive Officer)
       Nicholas DeBenedictis

       /s/ MICHAEL P. GRAHAM            Senior Vice President -- Finance and    January 29, 1998
-----------------------------------       Treasurer (Principal Financial and
         Michael P. Graham                Accounting Officer)

                 *                      Director                                January 29, 1998
-----------------------------------
        John H. Austin, Jr.

                 *                      Director                                January 29, 1998
-----------------------------------
       G. Fred DiBona, Jr.*

                 *                      Director                                January 29, 1998
-----------------------------------
        John W. Boyer, Jr.

                 *                      Director                                January 29, 1998
-----------------------------------
          Mary C. Carroll

                 *                      Director                                January 29, 1998
-----------------------------------
          Alan R. Hirsig

                 *                      Director                                January 29, 1998
-----------------------------------
     Richard H. Glanton, Esq.

                 *                      Director                                January 29, 1998
-----------------------------------
         John F. McCaughan

                 *                      Director                                January 29, 1998
-----------------------------------
         Richard L. Smoot

                 *                      Director                                January 29, 1998
-----------------------------------
         Harvey J. Wilson



*By:      /s/  MICHAEL P. GRAHAM

     ---------------------------------

                               INDEX TO EXHIBITS


  EXHIBIT                                                                          SEQUENTIALLY
  NUMBER                                   EXHIBIT                                NUMBERED PAGE
  ------       ---------------------------------------------------------------    --------------
    1.1    --  Form of Underwriting Agreement*
    5.1    --  Opinion of Morgan, Lewis & Bockius LLP**
   23.1    --  Consent of Morgan, Lewis & Bockius LLP (included as part of
               Exhibit 5.1)**
   23.2    --  Consent of KPMG Peat Marwick LLP*
   24.1    --  Powers of Attorney (included on the signature page)**


---------------
 * Filed herewith

** Previously filed